PATCH ENERGY INC.
Suite 600
595 Hornby Street
Vancouver, B.C. V6C 1A4

April 3, 2003

Fairchild International Corporation
Suite 600- 595 Hornby Street
Vancouver, B.C.
V6C 1A4

Dear Sirs:

Re: Participation Agreement dated February 10, 2003
(the "Participation Agreement")

Further to earlier communications with you, we confirm that Patch has now clarified the terms of its ongoing participation in the drilling of wells on the Farmout Lands (as that term is defined in the Participation Agreement). In this regard, it has now been confirmed that Patch's ability to continue to earn a 12.5% interest in any wells drilled on the Farmout Lands is contingent upon Patch paying 15.625% of the costs associated with such wells. Therefore, this letter will serve to confirm that, for good and valuation consideration, the receipt and sufficiency of which is acknowledged by you, it has been agreed to amend the terms of the Participation Agreement so that the reference to the "Costs" shall be to 2.5%, the costs associated with the Second Program (as that term is defined in the Participation Agreement).

We confirm that the Participation Agreement, as amended by this letter agreement, continues in full force and effect.

Accepting that the above accurately details your understanding of our agreement in this regard, would you please execute this letter where indicated and return same at your early convenience.

Yours truly,

PATCH ENERGY INC.

/s/ David Stadnyk
Per:
Authorized Signatory

ACKNOWLEDGED AND AGREED TO THIS 7TH DAY OF APRIL, 2003.

FAIRCHILD INTERNATIONAL CORPORATION

/s/ George Tsafalas
Per:
Authorized Signatory